SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 27, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒       Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis shareholders approve all resolutions at 2008 Annual General Meeting, including 19% dividend increase

•                  Shareholders approve 19% rise in dividend payment for 2007 to CHF 1.60 per share, represents payout ratio of 49% of net income from continuing operations

•                  New CHF 10 billion share repurchase program receives approval

•                  Ann Fudge elected to the Board of Directors; re-elected to the Board are Ulrich Lehner, Ph.D., Alexandre F. Jetzer, Pierre Landolt and Peter Burckhardt, M.D.

Basel, February 26, 2008 — Novartis shareholders today approved all proposals of the Board of Directors at the Group’s Annual General Meeting. These included an increase in the dividend payment for 2007, the creation of a new CHF 10 billion share repurchase program and the election of Ann Fudge as a new Board member.

A total of 2,277 shareholders were present at the meeting held in Basel, representing 1.14 billion shares and 41.8% of the 2.73 billion outstanding shares of Novartis.

“As the healthcare sector goes through a period of dynamic change, our diversified portfolio – yet one focused on growth areas of healthcare – ideally positions Novartis for the future, capturing growth opportunities and reducing risks,” said Dr. Daniel Vasella, Chairman and CEO of Novartis. “Our portfolio uniquely offers customers a full range of products from novel medicines and preventive vaccines to high-quality, low-cost generics and consumer health products. Our 19% increase in the dividend for 2007 is the 11th year of dividend increases, which since the founding of Novartis have averaged 11% annually.”

Shareholders approved a dividend payment of CHF 1.60 per share for 2007 compared to CHF 1.35 in 2006. This marks the eleventh consecutive higher payout per share since the creation of Novartis in December 1996 and represents a payout ratio of 49% of net income from continuing operations. The payment date for the 2007 dividend has been set for February 29, 2008.

A new CHF 10 billion share repurchase program was approved along with the cancellation of 85.3 million shares repurchased in 2007 and a corresponding reduction of 3.1% in the Group’s registered share capital.

Ann Fudge was elected to the Board of Directors for a three-year term beginning after her election. Ann Fudge is former Chairman and CEO of Young & Rubicam Brands. Before that, she served as President of the Beverages, Desserts and Post Division of Kraft Foods. She meets the independence criteria for members of the Novartis Board of Directors.  Anne Fudge is also member of the Board of Directors of General Electric and of several non-profit organizations.

Board members re-elected at the Meeting for three-year terms were Ulrich Lehner, Ph.D., Alexandre F. Jetzer and Pierre Landolt. Peter Burckhardt, M.D., was re-elected for a one-year term (as he will reach the age limit in 2008).

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “future,” “opportunities,” “set” or similar expressions, or by express or implied discussions regarding potential future dividend payments or share repurchases. Such forward-looking statements reflect the current views of Novartis regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that dividend payments in the future will reach any particular levels, or that share repurchases will reach any particular level.  In particular, management’s expectations could be affected by, among other things, unexpected changes or events in the political, economic, industry or business environment, unexpected changes in the Novartis strategy, financial condition or business generally and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,200 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

Beatrix Benz
Novartis Global Media Relations
+41 61 324 7999 (direct)
+41 79 618 7748 (mobile)
beatrix.benz@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International	North America
Ruth Metzler-Arnold	Jill Pozarek	+1 212 830 2445
Katharina Ambuehl	Edwin Valeriano	+1 212 830 2456
Pierre-Michel Bringer
Jason Hannon
Thomas Hungerbuehler
Richard Jarvis
Isabella Zinck

Central phone no: +41 61 324 7944
e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 27, 2008	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting